Exhibit 3.5

                       Saul, Ewing, Remick & Saul
                         3800 Centre Square West
                         Philadelphia, PA  19102


                             January 6, 1994



Insured Municipals Income Trust,
  152nd Insured Multi-Series,
  Pennsylvania Insured Municipals
  Income Trust, Series 181
c/o Chapman & Cutler
111 W. Monroe Street
Chicago, IL  60603


     Re:Insured Municipals Income Trust, 152ndInsured Multi-Series,
        Pennsylvania Insured Municipals Income Trust, Series 181

Gentlemen:

     We are acting as special counsel with respect to Pennsylvania tax matters for the Insured Municipals Income Trust, 152nd Insured Multi-Series, Pennsylvania Insured Municipals Income Trust, Series 181 (the "Fund") in connection with the issuance of Units of fractional undivided interests in the Fund, under a Trust Indenture and Agreement dated January 6, 1994 between Van Kampen Merritt, Inc. ("Van Kampen") as Depositor, American Portfolio Advisory Service, Inc., as Evaluator, and The Bank of New York through its Wall Street Trust division, as Trustee. It is our understanding that the Fund consists of a portfolio composed of interest-bearing obligations issued by the Commonwealth of Pennsylvania or by municipalities and other governmental authorities within the Commonwealth of Pennsylvania (the "Bonds").

     We have not examined any preliminary or final official statements of issuers of the Bonds, nor have we examined any legal opinions, or summaries of such opinions, relating to the validity of the Bonds in the Fund, the exemption of interest thereon from federal income tax, the exemption of the Bonds from personal property taxes in Pennsylvania, or the exemption of the interest on and any gain from the sale of the Bonds from the Pennsylvania personal income tax, given or to be given by bond counsel to the issuer at the time such Bonds are issued. Further, we have made no review of the proceedings relating to the issuance of the Bonds or of the basis for such opinions. Our opinion expressed below is based in part on the assurance of Van Kampen that the Bonds being deposited in the Fund have been issued only by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth of Pennsylvania.

     We have examined certified copies, or copies otherwise identified to our satisfaction, of such other documents as we have deemed necessary or appropriate for the purpose of rendering this opinion, including those related to previous transactions in which Van Kampen Merritt, Inc. was the Depositor which we have been assured by Van Kampen Merritt, Inc. are substantially the same as those relating to the Fund.

     Based upon the foregoing, we are of the opinion that:

          (1) Units evidencing fractional undivided interests in the Fund, to the extent represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision, are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

         (2) Distributions of interest income to Unitholders that would not be taxable if received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

           (3) A Unitholder may have a taxable event under the Pennsylvania state and local income tax referred to in the preceding paragraph upon the redemption or sale of his Units;

          (4) Units are subject to Pennsylvania inheritance and estate taxes;

          (5) A Unitholder which is a corporation may have a taxable event under the Pennsylvania Corporate Net Income Tax upon the redemption or sale of its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of Units into account in determining the taxable value of their shares subject to Shares Tax;

         (6) Under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individual will be subject to Pennsylvania Personal Income Tax and, for residents of Philadelphia, to Philadelphia School District Investment Income Tax. For Unitholders which are corporations, the distributed gains will be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund will nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994. However, for gains from the sale, exchange or other disposition of these Bonds to be taxable under the Philadelphia School District Investment Income Tax, the Bonds must be held for six months or less;

          (7) Any proceeds paid under insurance policies issued to the Trustee or obtained by issuers or the underwriters of the Bonds, the Sponsor or others which represent interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations; and

           (8) The Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

     On December 3, 1993, change to Pennsylvania law affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has not issued any regulations or other guidance concerning these changes. The opinions expressed above are based on our analysis of the law but are subject to modification upon review of regulations or other guidance that may be issued by the Department of Revenue.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (SEC No. 33-50595) relating to the Units referred to above and to the use of our name and to the reference to our firm in the said Registration Statement and in the related Prospectus.

                                    Very truly yours,

                                    Saul, Ewing, Remick & Saul